UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                       SCHEDULE 13G
                                     (RULE 13d - 102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND
             (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                    (Amendment No. 1)*

GenesisIntermedia.com, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37184T106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.
                  (f/k/a Westgate International, L.P.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  PN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0%

12.      TYPE OF REPORTING PERSON*

                  CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, $.001 par value (the "Common Stock") of GenesisIntermedia.com, Inc. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of February 13, 2001 and amends and supplements the
Schedule 13G dated June 30, 2000 (the "Schedule 13G"). Except as set forth herein, such Schedule 13G is unmodified.

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott Associates, L.P. ("Elliott") beneficially owns a total of 0 shares of Common Stock.

                   Elliott  International,   L.P.  (f/k/a  Westgate
                   International,   L.P.) ("EILP")   and   Elliott
                   International    Capital    Advisors    Inc. ("International
                   Advisors") together beneficially own a total of 0 shares of Common Stock.

                   Elliott,    EILP   and   International    Advisors   together
                   beneficially own an aggregate of 0 shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 0 shares of Common Stock constitutes 0% of all of the outstanding shares of Common Stock.

                   EILP's  and  International   Advisors'  aggregate  beneficial
                   ownership of 0 shares of Common Stock constitutes 0% of all of the outstanding shares of Common Stock.

                   Elliott's,   EILP's  and  International  Advisors'  aggregate
                   beneficial ownership of 0 shares of Common Stock constitutes 0% of all the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 0 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        EILP and International Advisors together have shared power to vote or direct the vote of 0 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott   has  sole  power  to  dispose  or  direct  the
                        disposition of 0 shares of Common Stock.

                  (iv) Shared power to dispose or to direct the disposition of

                        EILP and International Advisors together have shared power to dispose or direct the disposition of 0 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                        SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 13, 2001

                           ELLIOTT ASSOCIATES, L.P.
                           By: Elliott Capital Advisors, L.P.,
                                    as General Partner

                                    By: Braxton Associates, Inc., as
                                        General Partner


                                            By:      /s/ Elliot Greenberg
                                                --------------------------------
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL, L.P.
                           (f/k/a Westgate International, L.P.)
                           By: Elliott International Capital
                                    Advisors Inc., as Investment Manager


                                            By:      /s/ Elliot Greenberg
                                                --------------------------------
                                                     Elliot Greenberg
                                                     Vice President

                           ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


                                            By:      /s/ Elliot Greenberg
                                                --------------------------------
                                                     Elliot Greenberg
                                                     Vice President